UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2024

Commission File Number: 001-40875

NUVEI CORPORATION

(Exact name of registrant as specified in its charter)

1100 René-Lévesque Boulevard West, Suite 900

Montreal, Quebec H3B 4N4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Exhibit Description
99.1	Arrangement Agreement, dated April 1, 2024, by and between Neon Maple Purchaser Inc. and Nuvei Corporation
99.2	Support and Voting Agreement, dated April 1, 2024, by and among Philip Fayer, Whiskey Papa Fox Inc. and Neon Maple Purchaser Inc.
99.3	Support and Voting Agreement, dated April 1, 2024, by and among Novacap TMT IV, L.P., Novacap International TMT IV, L.P., NVC TMT IV, L.P., Novacap TMT V, L.P., Novacap International TMT V, L.P., Novacap TMT V-A, L.P., NVC TMT V, L.P., NVC TMT V-A, L.P., Novacap TMT V Co-Investment (Nuvei), L.P. and Neon Maple Purchaser Inc.
99.4	Support and Voting Agreement, dated April 1, 2024, by and between Caisse de dépôt et placement du Québec and Neon Maple Purchaser Inc.
99.5	Support and Voting Agreement, dated April 1, 2024 (Coretha Rushing)
99.6	Support and Voting Agreement, dated April 1, 2024 (Daniela Mielke)
99.7	Support and Voting Agreement, dated April 1, 2024 (David Lewin)
99.8	Support and Voting Agreement, dated April 1, 2024 (David Schwartz)
99.9	Support and Voting Agreement, dated April 1, 2024 (Lindsay Matthews)
99.10	Support and Voting Agreement, dated April 1, 2024 (Maren Lau)
99.11	Support and Voting Agreement, dated April 1, 2024 (Pascal Tremblay)
99.12	Support and Voting Agreement, dated April 1, 2024 (Samir Zabaneh)
99.13	Support and Voting Agreement, dated April 1, 2024 (Scott Calliham)
99.14	Support and Voting Agreement, dated April 1, 2024 (Timothy A. Dent)
99.15	Material Change Report, dated April 1, 2024

Exhibits 99.1-99.15 of this Report on Form 6-K are incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on October 18, 2021 (File No. 333-260308), the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on February 22, 2023 (File No. 333-269901) and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on August 9, 2023 (File No. 333-273832)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nuvei Corporation

Date: April 2, 2024	By:	/s/ Lindsay Matthews
		Name:	Lindsay Matthews
		Title:	General Counsel